

LETTER OF TRANSMITTAL
to accompany

(i) Certificates (each, a "Certificate") representing issued and outstanding shares of Series A Redeemable Voting Convertible Preferred Stock, par value $0.01 per share ("Focal Series A Preferred Stock"), and/or Common Stock, par value $0.01 per share ("Focal Common Stock"); (ii) Election to Exercise notices for exercise of warrants for the purchase of Focal Common Stock (each, a "Notice"); and/or (iii) Stock Option Agreements for the purchase of Focal Common Stock (each, an "Option"), of

FOCAL COMMUNICATIONS CORPORATION

**Submitted in connection with the issuance of
common stock, par value $0.01 per share ("Corvis Common Stock"), of**

CORVIS CORPORATION

pursuant to the merger of a subsidiary of Corvis with and into Focal.

This Letter of Transmittal should be completed, signed and submitted, together with your Certificate(s), Notice(s) and/or Option to:

**Focal Communications Corporation
200 North LaSalle Street
Suite 1100
Chicago, IL 60601
Attn: General Counsel**

LIST ALL CERTIFICATES SUBMITTED

CERTIFICATE NUMBER	SHARES

COMPLETE THIS SECTION IF SUBMITTING STOCK CERTIFICATES

BY COMPLETING THE BOX ABOVE AND SIGNING THIS LETTER OF TRANSMITTAL, YOU WILL HAVE SURRENDERED THE CERTIFICATE(S) REPRESENTING SHARES OF FOCAL SERIES A PREFERRED STOCK AND/OR FOCAL COMMON STOCK AND THE NOTICE(S) REPRESENTING SHARES OF FOCAL COMMON STOCK LISTED ABOVE.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. PLEASE SIGN ON THE REVERSE SIDE AND COMPLETE THE W-9 FORM BELOW.

Ladies and Gentlemen:

Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 3, 2004, by and among Corvis Corporation, a Delaware corporation ("Corvis"), Corvis Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Corvis ("Sub"), and Focal Communications Corporation, a Delaware corporation ("Focal"), Sub will be merged with and into Focal, with Focal remaining as the surviving company (the "Merger").

IF SUBMITTING A CERTIFICATE AND/OR NOTICE: The undersigned encloses herewith and surrenders to Focal (i) the Certificate(s) representing shares of Focal Series A Preferred Stock and Focal Common Stock (together, the "Focal Shares"), and/or (ii) the enclosed Notice(s) and the shares of Focal Common Stock issuable pursuant to such Notice(s), in exchange for shares of Corvis Common Stock and cash instead of any fractional share of Corvis Common Stock that would otherwise be issued (the "Merger Consideration"). The undersigned will, upon reasonable written request, execute any additional documents necessary or desirable to complete the surrender and exchange of such Focal Shares. The undersigned hereby irrevocable appoints Focal, as agent of the undersigned, to effect the exchange. It is understood that the undersigned will not receive the Merger Consideration until the Certificate(s) and/or Notice(s) held by the undersigned are received by Focal at the address set forth above, together with such documents as Corvis may reasonably require, and until the same are processed for exchange by Focal and Corvis following the Merger. It is further understood that no interest will accrue on the Merger Consideration or on any dividends paid with respect thereto.

IF SUBMITTING A CERTIFICATE: The undersigned hereby represents and warrants that the undersigned was the registered holder of the shares of Focal Shares represented by the enclosed Certificate(s) as of the close of business on _____, 2004 (the date on which this Letter of Transmittal is submitted), with good title to the above-described shares of Focal Shares and full power and authority to surrender, sell, assign and transfer the shares of Focal Shares represented by the enclosed Certificate(s), free and clear of all liens, claims and encumbrances, and not subject to any adverse claims.

IF SUBMITTING A NOTICE: The undersigned hereby represents and warrants that the undersigned was the registered holder of the warrant(s) referenced in the Notice(s) as of the close of business on _____, 2004 (the date on which this Letter of Transmittal is submitted), with good title to such warrant(s) and full power and authority to exercise the warrant(s) pursuant to the Notice(s) and thereby surrender, sell, assign and transfer the shares of Focal Shares issuable pursuant to the Notice(s), free and clear of all liens, claims and encumbrances, and not subject to any adverse claims.

IF SUBMITTING AN OPTION: The undersigned hereby represents and warrants that the undersigned is the named holder of the Option as reflected on the Option. The undersigned further understands that the Option will be terminated upon the closing of the Merger and exchanged for the in-the-money options shares represented as described in the information statement/prospectus related to the Merger. It is further understood that no interest will accrue on the Merger Consideration or on any dividends paid with respect thereto.

FOR ALL PERSONS OR ENTITIES SUBMITTING A LETTER OF TRANSMITTAL: Unless otherwise intended below under Special Issuance Instructions, in exchange for the enclosed Certificate(s), Note(s) and/or Option(s), the undersigned requests that a certificate representing shares of Corvis Common Stock and any check for cash instead of any fractional share of Corvis Common Stock that would otherwise be issued and any accrued dividends that may be payable be issued to the undersigned.

Corvis will use its reasonable best efforts to make available at the offices of its transfer agent stock certificates for Corvis Common Stock on the next business day following the closing of the Merger to those persons or entities submitting a Letter of Transmittal who are either affiliates (as defined the Securities Act of 1933) of Focal or who did not provide any brokerage account information in this Letter of Transmittal. Stock certificates not picked up at Corvis' transfer agent within five business days after they are available will be delivered by first-class mail to the undersigned at the address set forth by the undersigned below. Those persons or entities who are not affiliates of Focal and who wish to have their shares of Corvis common stock electronically transferred to a brokerage account must provide their brokerage information on this Letter of Transmittal and have their broker initiate the transfer of their shares of Corvis Common Stock following the closing of the Merger. Corvis will use its reasonable best efforts to have each such transfer effected the business day following the closing of the Merger if initiated by the broker at the beginning of that business day or, otherwise, as soon as reasonably possible following the closing of the Merger.

In the event that both the Special Issuance Instructions and the Special Delivery Instructions are completed, the undersigned agrees that a certificate representing shares of Corvis Common Stock and any check for cash instead of any fractional share of Corvis Common Stock that would otherwise be issued and any accrued dividends that may be payable will be mailed to the person or entity so indicated at the address so indicated. Appropriate signature guarantees have been included with respect to shares of Focal Shares for which Special Issuance Instructions have been given.

By delivery of this Letter of Transmittal to Focal, the undersigned represents and warrants that the undersigned (i) has received the information statement/prospectus related to the Merger, and (ii) has reviewed the information contained in such information statement/prospectus. The undersigned agrees and acknowledges that Focal's certificate of incorporation, as amended, under which the Focal Shares were issued provided that in connection with the Merger each Focal stockholder shall waive any dissenters rights, appraisal rights, or similar rights in connection with the Merger. Accordingly, pursuant to Article IV, Section 5A of Focal's certificate of incorporation, as amended, the undersigned hereby irrevocably waives all such appraisal and other rights, if any, under applicable Delaware law with respect to such holder's Focal Shares and tendered herewith, and, to the extent made, withdraws all written objections to the Merger and/or demands for appraisal with respect to any Focal Shares owned by the undersigned and tendered herewith. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

PLEASE READ THIS ENTIRE LETTER OF TRANSMITTAL AND THE ACCOMPANYING INSTRUCTIONS CAREFULLY IN THEIR ENTIRETY. THIS LETTER OF TRANSMITTAL (OR A COPY HEREOF) AND ALL OTHER DOCUMENTS AND INSTRUMENTS REQUIRED HEREBY SHOULD BE MAILED OR DELIVERED TO FOCAL AS SET FORTH ABOVE. UNLESS AND UNTIL THE PROVISIONS HEREOF ARE SATISFIED, NO SHARES OF CORVIS COMMON STOCK WILL BE ISSUED AND NO DIVIDENDS OR DISTRIBUTIONS OF ANY KIND PAYABLE TO HOLDERS OF RECORD OF SHARES OF CORVIS STOCK SHALL BE PAID TO SUCH HOLDER. NO INTEREST WILL ACCRUE ON ANY CASH PAYMENT DUE OR ON UNPAID DIVIDENDS OR DISTRIBUTIONS.

REGISTRATION

IF CERTIFICATE(S) FOR SHARES OF CORVIS COMMON STOCK AND/OR CHECK(S) ARE TO BE ISSUED IN A NAME OTHER THAN THAT SHOWN AT THE TOP OF THIS FORM OR ARE TO BE SENT TO AN ADDRESS OTHER THAN THAT SHOWN AT THE TOP OF THIS FORM, PLEASE CHECK THE BOX AT THE RIGHT AND COMPLETE THE INFORMATION ON THE REVERSE SIDE OF THIS FORM.

LOST CERTIFICATES, NOTICES AND/OR OPTIONS

IF YOUR CERTIFICATES, NOTICES AND/OR OPTIONS HAVE BEEN EITHER LOST OR DESTROYED, PLEASE GIVE WRITTEN NOTIFICATION TO FOCAL, ATTENTION: General Counsel

BROKERAGE INFORMATION

IF THE UNDERSIGNED IS NOT AN "AFFILIATE" (AS DEFINED THE SECURITIES ACT OF 1933) OF FOCAL, THE UNDERSIGNED MAY PROVIDE BROKERAGE ACCOUNT INFORMATION BELOW AND HAVE THE UNDERSIGNED'S BROKER INITIATE THE TRANSFER OF THE UNDERSIGNED'S CORVIS COMMON STOCK FOLLOWING THE CLOSING OF THE MERGER. ALL INFORMATION REQUESTED BELOW MUST BE COMPLETED. IF THE NAME ON THE ACCOUNT DOES NOT MATCH THE NAME OF THE REGISTERED OWNER OR HOLDER OF THE CERTIFICATE(S), THE WARRANT(S) UNDERLYING THE NOTICE(S) AND/OR THE OPTION, THE UNDERSIGNED'S SHARES OF CORVIS COMMON STOCK WILL NOT BE TRANSFERRED TO THE BROKERAGE ACCOUNT.

IGNORE
THIS
SECTION

BROKERAGE COMPANY: _____

ACCOUNT NUMBER: _____

BROKER NAME: _____

BROKER ADDRESS: _____

BROKER PHONE NUMBER: _____

BROKER DTC NUMBER: _____

SUBSTITUTE FORM W-9 REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION
(PLEASE REFER TO ACCOMPANYING GUIDELINES)

PART 1 – PLEASE ENTER YOUR SOCIAL SECURITY NUMBER OR EMPLOYER IDENTIFICATION NUMBER

PART 2 – CERTIFICATION – Under Penalties of Perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and

(2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

Certificate Instructions – You may cross out item (2) in Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

SIGNATURE_____

PART 3 – CERTIFICATION FOR FOREIGN RECORD HOLDERS

Under penalties of perjury, I certify that I am not a United States citizen or resident (or I am signing for a foreign corporation, partnership, estate or trust).

SIGNATURE___COMPLETE IF YOU ARE NOT A US CITIZEN___

DATE_____

DATE_____

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU.

SPECIAL ISSUANCE INSTRUCTIONS (SEE INSTRUCTIONS)

To be completed ONLY if certificate(s) and/or check(s) are to be issued in the name of someone other than the registered holder(s).

NAME: _____

ADDRESS: _____

_____

_____

EMPLOYER IDENTIFICATION OR SOCIAL SECURITY NUMBER

SPECIAL DELIVERY INSTRUCTIONS (SEE INSTRUCTIONS)

To be completed ONLY if certificate(s) and/or check(s) are to be mailed to someone other than the registered holder(s), or to such registered holder(s) at an address other than shown on the reversed side of this form.

NAME: _____

ADDRESS: _____

_____

_____

SIGN HERE

SIGNATURE(S) OF STOCKHOLDER(S) __SIGN HERE IF STOCKHOLDER__

WARRANT HOLDER(S) OR OPTION HOLDER __SIGN HERE IF OPTIONHOLDER__

ADDRESS __YOUR ADDRESS HERE__

TELEPHONE NO. __YOUR PHONE NUMBER HERE__

DATED __DATE HERE__

Must be signed by the registered holder(s) exactly as name(s) appear(s) on Certificate(s), Notice(s) or Option(s) or a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth the following information and see instructions.

NAME(S) __COMPLETE THIS SECTION IF YOU ARE SIGNING ON BEHALF OF AN ENTITY, EG, AS AN OFFICER__

CAPACITY (full title) _____

ADDRESS _____

TELEPHONE NO. _____

GUARANTEE OF SIGNATURE(S)
(SEE INSTRUCTIONS)

NAME OF FIRM __NO SIGNATURE GUARANTEE IS NECESSARY UNLESS YOU ARE HAVING SHARES ISSUED__

ADDRESS __OTHER THAN IN YOUR NAME (E.G., FOR A JOINT BROKERAGE ACCOUNT)__

AUTHORIZED SIGNATURE _____

NAME _____

TELEPHONE NO. _____

INSTRUCTIONS FOR LETTER OF TRANSMITTAL

1. *Guarantee of Signatures.* Signatures on all Letters of Transmittal must be guaranteed by a financial institution that is a member of a Securities Transfer Association approved medallion program such as STAMP, SEMP or MSP (an "Eligible Institution"), except in cases where securities are surrendered (i) by a registered holder of the securities who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 4.

2. *Delivery of Letter of Transmittal and Certificate(s), Note(s) and/or Option(s).* The Letter of Transmittal, properly completed and duly executed, together with the Certificate(s), Note(s) and/or Option(s) for the securities described should be delivered to the address set forth below.

THE METHOD OF DELIVERY OF CERTIFICATE(S), NOTICE(S) AND/OR OPTION(S) AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE OWNER, BUT IF SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED.

3. *Inadequate Space.* If the space provided on the Letter of Transmittal is inadequate, the Certificate and/or Notice numbers and the number of securities should be listed on a separate schedule to be attached thereto.

4. *Signatures of Letter of Transmittal, Stock Powers and Endorsements.* When the Letter of Transmittal is signed by the registered owner(s) of the Certificate(s) listed and surrendered thereby, if any, no endorsements of Certificates or separate stock powers are required.

PLEASE NOTE:

If the Certificate(s), if any, surrendered and/or the warrant(s) for which Notice(s), if any, are submitted are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any surrendered Certificate(s) are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Certificate(s).

If the Letter of Transmittal is signed by a person other than the registered owner of the Certificate(s) listed, such Certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Certificate(s). Signatures on such Certificate(s) or stock powers must be guaranteed by an Eligible Institution.

If the Letter of Transmittal or any Certificate, Notice or Option or stock power is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence, satisfactory to Corvis, of their authority to do so must be submitted.

5. *Stock Transfer Taxes.* If payment for securities is to be made to any person other than the registered holder, or if surrendered Certificates, Notices and/or Options are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such person) payable as a result of the transfer to such person will be deducted for the payment for such securities if satisfactory evidence of the payment of such taxes, or exemption therefrom is not submitted.

Except as provided in this Instruction 5, it will not be necessary for transfer tax stamps to be affixed to the Certificates listed in the Letter of Transmittal.

6. *Special Issuance and Delivery Instructions.* Indicate the name and address to which payment for the securities is to be sent if different from the name and address of the person(s) signing the Letter of Transmittal.

7. *Substitute Form W-9.*   Enter your social security or taxpayer identification number, complete, sign and date the Substitute W-9 certification.

8. *Additional Copies*.   Additional copies of the Letter or Transmittal may be obtained from Focal at the address listed below.

9. *Lost, Stolen or Destroyed Certificates*.   Any stockholder who has lost Certificates, Notices and/or Options should make arrangements (which may include the posting of a bond or other satisfactory indemnification and an affidavit of loss) to replace lost Certificates, Notices and/or Options. Such arrangements should be made with Focal.

All questions as to the validity, form and eligibility of any surrender of Certificates, Notices and/or Options will be determined by Corvis and such determination shall be final and binding. Corvis reserves the right to waive any irregularities or defects in the surrender of any Certificates, Notices and/or Options. A surrender will not be deemed to have been made until all irregularities have been cured or waived.

Focal Communications Corporation
200 North LaSalle Street
Suite 1100
Chicago, IL 60601